Exhibit 99.2

707 CAYMAN HOLDINGS LMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

F-1

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of
	September 30, 2024	March 31, 2025	March 31, 2025
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$12,820,596	$9,085,306	$1,167,792
Accounts receivable, net (including receivable from related parties of HK$97,449 and HK$762,756 as of September 30, 2024 and March 31, 2025, respectively)	7,452,651	17,331,358	2,227,710
Inventories, net	103,991	51,579	6,630
Deferred offering costs	3,719,760	4,572,428	587,723
Deposit, prepayments, and other receivables	1,077,930	3,448,641	443,276
Total current assets	25,174,928	34,489,312	4,433,131

Non-current assets:
Plant and equipment, net	602,550	454,081	58,366
Right-of-use assets, net	6,156,518	3,947,015	507,335
Rental deposit	862,464	862,464	110,858
Total non-current assets	7,621,532	5,263,560	676,559

TOTAL ASSETS	$32,796,460	$39,752,872	$5,109,690

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,603,523	$12,990,090	$1,669,699
Customer deposits	421,146	383,015	49,231
Accrued liabilities and other payables	2,351,692	1,888,386	242,727
Amount due to a shareholder	3,598,750	5,080,750	653,061
Current portion of lease liabilities	3,415,438	3,184,374	409,308
Income tax payable	2,745,767	961,791	123,625
Total current liabilities	19,136,316	24,488,406	3,147,651

Long-term liabilities:
Lease liabilities	3,232,622	1,173,943	150,894
Other long-term liabilities	19,563	19,563	2,515
Total long-term liabilities	3,252,185	1,193,506	153,409

TOTAL LIABILITIES	22,388,501	25,681,912	3,301,060

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary share, US$0.001 par value, 500,000,000 shares authorized, 20,200,000 shares issued and outstanding as of September 30, 2024 and March 31, 2025*	158,570	158,570	20,382
Subscription receivables	(150,720)	-	-
Retained earnings	10,400,109	13,912,390	1,788,248
Total shareholders’ equity	10,407,959	14,070,960	1,808,630

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,796,460	$39,752,872	$5,109,690

* The share amounts are presented on a retroactive basis to reflect the completion of group reorganization (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-2

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND CONBIMED STATEMENTS OF OPERATIONS

	Six Months ended March 31,
	2024	2025	2025
	HKD	HKD	USD
Revenues, net
Revenue from external customers	$36,606,428	$44,113,766	$5,670,223
Revenue from related party	823,807	762,756	98,042
	37,430,235	44,876,522	5,768,265
Cost of revenue	(27,068,823)	(33,248,621)	(4,273,657)

Gross profit	10,361,412	11,627,901	1,494,608

Operating expenses:
Sales and distribution expenses, third parties	(291,647)	(58,754)	(7,552)
Sales and distribution expenses, related parties	(680,000)	-	-
Personnel and benefit costs	(3,512,420)	(3,405,500)	(437,731)
General and administrative expenses	(4,142,379)	(3,823,370)	(491,442)
Total operating expenses	(8,626,446)	(7,287,624)	(936,725)

Income from operations	1,734,966	4,340,277	557,883

Other income (expense):
Interest income	16,761	766	98
Interest expense	(243,132)	(157,753)	(20,277)
Total other expense, net	(226,371)	(156,987)	(20,179)

Income before income taxes	1,508,595	4,183,290	537,704

Income tax expense	(288,300)	(671,009)	(86,249)

NET INCOME	$1,220,295	$3,512,281	$451,455

Weighted average number of ordinary shares:
Basic and diluted *	20,200,000	20,200,000	20,200,000

EARNINGS PER SHARE – BASIC AND DILUTED	$0.06	$0.17	$0.02

* The share amounts are presented on a retroactive basis to reflect the completion of group reorganization (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-3

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares
	No. of shares *	Amount	Subscription receivables	Retained earnings	Total shareholders’ equity
		HKD	HKD	HKD	HKD

Balance as of October 1, 2023	20,200,000	$158,570	$(150,720)	$2,938,663	$2,946,513

Net income for the period	-	-	-	1,220,295	1,220,295

Balance as of March 31, 2024	20,200,000	158,570	(150,720)	4,158,958	4,166,808

Balance as of October 1, 2024	20,200,000	158,570	(150,720)	10,400,109	10,407,959

Proceeds from share subscription	-	-	150,720	-	150,720
Net income for the period	-	-	-	3,512,281	3,512,281

Balance as of March 31, 2025	20,200,000	$158,570	$-	$13,912,390	$14,070,960

Balance as of March 31, 2025 (US$)	20,200,000	$20,382	$-	$1,788,248	$1,808,630

* The share amounts are presented on a retroactive basis to reflect the completion of group reorganization (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-4

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Six Months ended March 31,
	2024	2025	2025
	HKD	HKD	USD
Cash flows from operating activities:
Net income	$1,220,295	$3,512,281	$451,455
Adjustments to reconcile net income to net cash used in operating activities
Allowance for expected credit losses	-	4,290	551
Allowance for obsolete inventories	-	51,579	6,630
Depreciation of plant and equipment	148,685	148,469	19,084
Non-cash lease expense	1,866,032	1,761,640	226,435

Change in operating assets and liabilities:
Accounts receivable	2,717,290	(9,882,997)	(1,270,324)
Inventories	(168,274)	833	107
Deposits, prepayments, and other receivables	(578,267)	(2,370,711)	(304,723)
Accounts payable	(4,154,627)	6,386,567	820,906
Customer deposit	402,333	(38,131)	(4,901)
Accrued liabilities and other payables	1,362,704	(463,306)	(59,551)
Amounts due from related parties	(1,020,000)	-	-
Bills payable	(730,353)	-	-
Lease liabilities	(1,841,880)	(1,841,880)	(236,749)
Income tax payable	288,300	(1,783,976)	(229,306)
Net cash used in operating activities	(487,762)	(4,515,342)	(580,386)

Cash flows from investing activities:
Purchase of plant and equipment	(50,133)	-	-
Net cash used in investing activities	(50,133)	-	-

Cash flows from financing activities:
Proceeds from share subscription	-	150,720	19,373
Dividends paid	(2,690,000)	-	-
Payment of offering costs	(2,100,983)	(852,668)	(109,599)
Repayments from related parties	2,348,993	1,482,000	190,491
Net cash (used in) provided by financing activities	(2,441,990)	780,052	100,265

Net change in cash and cash equivalent	(2,979,885)	(3,735,290)	(480,121)

BEGINNING OF PERIOD	12,750,082	12,820,596	1,647,913

END OF PERIOD	$9,770,197	$9,085,306	$1,167,792

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$2,454,985	$315,555
Cash paid for interest	$-	$14,540	$1,869

Non-cash investing and financing activities:
Special dividends to the shareholder offset with amount due from the shareholder	$3,010,000	$-	$-

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-5

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

NOTE 1 － BUSINESS OVERVIEW

707 Cayman Holdings Limited (“the Company”) was incorporated in Cayman Islands (“Cayman”) on February 2, 2024. The Company through its subsidiaries (collectively referred to as the “Company”) are principally engaged in (i) the sale of quality apparel products and (ii) the provision in supply chain management total solutions, among the customers throughout Western Europe, North America, Middle East and East Asia. The operation is mainly based in Hong Kong.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background	Ownership

Beta Alpha Holdings Limited (“Beta Alpha”)	● BVI company ● Incorporated on February 14, 2024 ● Issued and outstanding 1 ordinary share for US$1 ● Investment holding	100% owned by the Company

707 International Limited (“707IL”)	● Hong Kong company ● Incorporated on January 4, 2021 ● Issued and outstanding 10,000 ordinary shares for HK$10,000 ● Sale and distribution of fashion apparel	100% owned by Beta Alpha

Reorganization

Since February 2024, the Company anticipated several transactions for the purposes of a group reorganization (“Group Reorganization”).

Prior to a Group Reorganization, 707IL was held as to 100% by Mr. Cheung Lui (“Mr. Cheung”). Upon completion of Group Reorganization, JME International Holdings Limited, who is controlled by Mr. Cheung, ultimately owns 999,999 shares of the Company and 707IL will become an indirectly-owned subsidiary of the Company.

On August 26, 2024, the Company issued 1 ordinary share to JME in exchange of transferring 100% equity interest of 707IL by Mr. Cheung. The Company completed a share swap transaction, whereby the entire share capital of 707IL was transferred to Beta Alpha resulting in the Company being comprised of Beta Alpha and 707IL as its direct and indirect wholly-owned subsidiaries, respectively.

On October 9, 2024, for the purpose of the initial public offering, all of the current shareholders proportionately subscribed the additional 19,200,000 ordinary shares at par value, for a cash consideration of US$19,200, in aggregate. At the date of filing, the total number of ordinary shares which the Company is authorized to issue 500,000,000 ordinary shares, consisting of 20,200,000 ordinary shares issued and outstanding, at US$0.001 par value.

The Company completed a Group Reorganization on October 9, 2024.

During the periods presented in these unaudited condensed consolidated and combined financial statements, the control of these entities has been demonstrated by Mr. Cheung, as a sole owner, as if the Group Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated and combined financial statements.

F-6

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

On June 10, 2025, the Company consummated its initial public offering (the IPO”) of 1,750,000 ordinary shares at the offering price of US$4.00 per share. The aggregate net proceeds from the IPO, net of underwriting discount and offering expenses, were approximately $5.2 million. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JEM” on June 9, 2025.

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated and combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated and combined financial statements and notes.

●	Basis of Presentation

The accompanying unaudited condensed consolidated and combined financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended March 31, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025. Accordingly, these unaudited condensed consolidated and combined financial statements should be read in conjunction with the Company’s audited consolidated and combined financial statements and note thereto as of and for the years ended September 30, 2023 and 2024, as filed on Form F-1.

●	Principles of Consolidation

The unaudited condensed consolidated and combined financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed combined consolidated and combined financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed combined consolidated and combined financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for estimated credit losses, revenue recognition, retirement plan cost, leases, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Foreign Currency Transaction

The accompanying unaudited condensed consolidated and combined financial statements are presented in the Hong Kong dollar (“HKD” or “HK$”), which is the reporting currency of the Company. HKD is also the functional currency of the Company’s operating subsidiary.

F-7

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

The Company accounts for foreign currency transactions pursuant to ASC Topic 830, Foreign Currency Matters (“ASC 830”). In accordance with ASC 830, monetary balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions and from the remeasurement of the monetary balance sheet items are recorded as gain (loss) on foreign currency transactions.

●	Convenience Translation

Translations of amounts in the unaudited condensed consolidated and combined balance sheets, unaudited condensed consolidated and combined statements of operations, and unaudited condensed consolidated and combined statements of cash flows from HK$ into US$ as of and for the six months’ period ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.7799, as published in the United States Federal Reserve Board on March 31, 2025. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 90 days from the date of sale invoices. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated and combined statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

●	Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

F-8

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

The Company typically enters into purchase orders with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point in time when the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods under the free on board (“FOB”) and the Company has presented the right of payment and collection of the consideration is probable.

Payments received at the signing of the contracts with the customers are recognized as customer deposits and included in liabilities on the balance sheet. Customer deposits are recognized as revenue when the goods and services are transferred to and accepted by the customers. As of September 30, 2024 and March 31, 2025, the customer deposits were HK$421,146 and HK$383,015 (US$49,231), respectively.

The Company began the sales of products under its own label since February 2024. The Company recognizes revenue when the customer obtains control of the Company’s product based on the contractual shipping terms, at which time the performance obligation is deemed to be completed. The Company is primarily responsible for fulfilling the promise to deliver the product and bears risk of loss while the inventory is in-transit to the purchaser.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 10-30 days upon the receipt of products by the customers.

Revenue from sourcing service is generated as a merchandizer to facilitate the production, price and tariff, stability and quality of fabric and apparel for Company’s customers, upon the agreed upon terms and condition, as a single performance obligation. Such fees are charged at the specific percentage based on the invoice value of the order made by the Company’s customer and billed to its customer when the service is rendered. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

F-9

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

Revenue from logistic service encompasses fees paid for logistic and supply chain support provided by the Company to the customer, with a single performance obligation. Such fees are fixed and billed on a monthly basis. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it is determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the geographical location of the revenue generated from, as follows:

	Six months ended March 31,
	2024	2025	2025
	HKD	HKD	USD

Western Europe	$31,391,802	$10,201,197	$1,311,225
North America	6,032,864	18,244,158	2,345,038
Middle East	5,569	1,821	234
East Asia	-	16,429,346	2,111,768
Total	$37,430,235	$44,876,522	$5,768,265

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue as follows:

		Six months ended March 31,
Type of revenue	Point of recognition	2024	2025	2025
		HKD	HKD	USD

Product sales	Point in time	$35,737,579	$43,698,920	$5,616,900
Product sales (self-branded)	Point in time	418,704	2,574	331
Sourcing service	Point in time	278,810	169,472	21,784
Logistic service	Point in time	995,142	1,005,556	129,250
Total		$37,430,235	$44,876,522	$5,768,265

●	Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

F-10

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

In accordance with ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”). However, the CODM evaluates the Company’s performance based solely on financial results, and no additional measures or expense categories are used for internal decision-making.

As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews the combined results when making decisions about allocating resources and assessing performance of the Company, thus for the six months ended March 31, 2024 and 2025, the Company has one single business segment operating in Hong Kong.

●	Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated and combined balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the unaudited condensed consolidated and combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

F-11

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

For the six months ended March 31, 2024 and 2025, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2024 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated and combined financial statements. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this standard effective October 1, 2024 retrospectively for all periods presented.

F-12

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated and combined financial statements and disclosures.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated and combined financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its combined and consolidated financial statements which is expected to result in enhanced disclosures.

In March 2025, the FASB issued ASU No. 2025-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2025-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2025-09 is effective for annual periods beginning after March 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company adopted ASU 2025-09 on its consolidated and combined financial statements for the fiscal year ended September 30, 2024.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated and combined balance sheets, statements of operations and cash flows.

NOTE 3 － ACCOUNTS RECEIVABLE, NET

	As of
	September 30,	March 31,	March 31,
	2024	2025	2025
	HKD	HKD	USD
At cost:
Accounts receivable	7,507,992	17,331,358	2,227,710
Less: allowance for expected credit losses	(55,341)	-	-
Accounts receivable, net	$7,452,651	$17,331,358	$2,227,710

F-13

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

The following table presents the activities in the allowance for expected credit losses for the six months ended March 31, 2024 and 2025:

	2024	2025	2025
	HKD	HKD	USD

Balance at October 1,	$-	$55,341	$7,113
Allowance for expected credit losses	-	4,290	551
Written off	-	(59,631)	(7,664)
Balance at March 31,	$-	$-	$-

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for estimated credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE 4 － LEASES

Operating lease right-of-use (“ROU” assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices and warehouse in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	September 30,	March 31,	March 31,
	2024	2025	2025
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$6,156,518	$3,947,015	$507,335

Lease liabilities:
Current lease liabilities	$3,415,438	$3,184,374	$409,308
Non-current lease liabilities	3,232,622	1,173,943	150,894
Total lease liabilities	$6,648,060	$4,358,317	$560,202

Operating lease expense for the six months ended March 31, 2024 and 2025 was HK$1,866,032 and HK$1,761,640 (US$226,435), respectively.

F-14

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

Other supplemental information about the Company’s operating lease as of March 31,

	2024	2025
Weighted average discount rate	5.6%	5.9%
Weighted average remaining lease term (years)	2.3-2.4 years	0.6-1.4 years

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases as of March 31, 2025:

For the period ending March 31,	HKD	USD

2026	$3,326,986	$427,639
2027	1,184,900	152,302
Total minimum lease payments	4,511,886	579,941
Less: imputed interest	(153,569)	(19,739)
Future minimum lease payments	$4,358,317	$560,202

Subsequently, on May 28, 2025, the Company entered into a lease agreement for the use of staff quarter, in a term of 2 years, from June 1, 2025 to May 31, 2027. The monthly lease expense was HK$70,000 (equal to US$8,997).

NOTE 5 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Island on February 2, 2024, and authorized to issue one class of ordinary share. At the date of filing, the total number of ordinary shares which the Company is authorized to issue 500,000,000 ordinary shares, consisting of 20,200,000 ordinary shares issued and outstanding, at par value of US$0.001 per share.

Unless indicated or the context otherwise requires, all share numbers of ordinary shares in this report have been retroactively presented to reflect the completion of group reorganization (see Note 1), as if such transactions occurred on the earliest day of the periods presented.

On June 10, 2025, the Company consummated its initial public offering (the IPO”) of 1,750,000 ordinary shares at the offering price of US$4.00 per share. The aggregate net proceeds from the IPO, net of underwriting discount and offering expenses, were approximately $5.2 million. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JEM” on June 9, 2025.

NOTE 6 － NET INCOME PER SHARE

	Six Months ended March 31,
	2024	2025	2025
	HKD	HKD	USD
Numerator:
Net income attributable to the Company’s shareholders	$1,220,295	$3,512,281	$451,455

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	20,200,000	20,200,000	20,200,000

Net income per share:
Basic and diluted	$0.06	$0.17	$0.02

* The share amounts are presented on a retroactive basis, due to group reorganization (see Note 1).

F-15

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

NOTE 7 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Six months ended March 31,
	2024	2025	2025
	HKD	HKD	USD

Current income tax	$288,300	$671,009	$86,249
Deferred income tax	-	-	-

Income tax expense	$288,300	$671,009	$86,249

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company operates in Hong Kong that are subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Beta Alpha is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

707IL is operating in Hong Kong and is subject to the Hong Kong profits tax at the two-tiered income tax rates at the rate of 8.25% on the estimated assessable income up to HK$2,000,000 and 16.5% on any part of assessable income over HK$2,000,000 arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the six months ended March 31, 2024 and 2025 are as follows:

	Six months ended March 31,
	2024	2025	2025
	HKD	HKD	USD

Income before income taxes	$1,508,595	$4,183,290	$537,704
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	248,918	690,243	88,721
Income not subject to taxes	(2,766)	(126)	(16)
Expenses not subject to tax deduction	221,530	143,891	18,495
Tax adjustment	(14,382)	2,001	257
Tax holidays	(165,000)	(165,000)	(21,208)
Income tax expense	$288,300	$671,009	$86,249

F-16

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended March 31, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

NOTE 8 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name of related party	Relationship with the Company
Cheung Lui (“Mr. Cheung”)	Chief Executive Officer (“CEO”) and controlling shareholder of the Company
Jose Sfez (“Mr. Sfez”)	Chairman and Director of the Company
Seven Retail Limited	Entity controlled by Mr. Sfez
Red and Blue LLC	Entity controlled by Mr. Sfez

Related party balances consisted of the following:

		As of
		September 30,	March 31,	March 31,
		2024	2025	2025
Name	Nature	HKD	HKD	USD

Cheung Lui	Amount due to a shareholder	$3,598,750	$5,080,750	$653,061

Red and Blue LLC	Accounts receivable	$97,449	$762,756	$98,042

As of September 30, 2024 and March 31, 2025, the amount due to a shareholder, Mr. Cheung Lui represented the temporary advances made to the Company to finance the listing fees in connection with this initial public offering (“IPO”). In October 2024, the Company entered into the loan facility with its major shareholder, Mr. Cheung to obtain his personal fund to support the transaction costs in connection with the IPO, up to the aggregate amount of HK$15 million (US$1.9 million). This advance made by Mr. Cheung under this facility is non-interest bearing, unsecured and repayable on demand.

As of September 30, 2024 and March 31, 2025, the amount represented trade receivable from product sales with a related party, Red and Blue LLC. The amount is unsecured, interest-free and granted with 45 days’ credit term. The balance was subsequently settled in full.

F-17

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

In the ordinary course of business, during the six months ended March 31, 2024 and 2025, the Company has engaged in transactions with related parties, either at cost or current market prices and on the normal commercial terms. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

		Six months ended March 31,
		2024	2025	2025
Name	Nature	HKD	HKD	USD

Seven Retail Limited	Consultancy fee	$680,000	$-	$-

Red and Blue LLC	Product sales	$823,807	$762,756	$98,042

For the six months ended March 31, 2024 and 2025, the director of the Company, Mr. Cheung provided the personal guarantees and a legal charge over his personal property under banking facilities at no fee charge. (see Note 10)

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated and combined financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE 9 － CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a)	Major customers

For the six months ended March 31, 2024 and 2025, the individual customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at period-end dates, are presented as follows:

	Six months ended March 31,		As of March 31, 2025
Customer	2024	2025	Accounts receivable
			HK$
Customer A	35.98%	4.09%	$-
Customer B	34.92%	13.55%	626,351
Customer C	10.39%	35.19%	39,252
Customer D	-%	35.87%	$15,831,671

(b)	Major vendors

For the six months ended March 31, 2024 and 2025, the individual vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows:

	Six months ended March 31,		As of March 31, 2025
Vendor	2024	2025	Accounts payable
			HK$
Vendor A	44.51%	17.25%	$310,190
Vendor B	19.23%	0.95%	-
Vendor C	8.09%	46.03%	12,547,549
Vendor D	2.35%	12.95%	$-

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. Effective from October 1, 2024, the Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,829) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

F-18

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

As of March 31, 2025, cash and cash equivalents of HK$9.1 million (US$1.2 million) was maintained at financial institutions in Hong Kong, of which approximately HK$7.5 million (US$1.0 million) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for estimated credit losses.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)	Interest rate risk

The Company is exposed to interest rate risk primarily relating to the variable-rate import facility and is mainly concentrated on the fluctuation of HIBOR and USD reference rate arising from its bills payable. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

(f)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 10－ COMMITMENTS AND CONTINGENCIES

Legal Contingency

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Banking Facilities

The Company was granted a line of credit with the maximum amount of HK$12 million (US$1.5 million), available in the form of import loans and trust receipts, with a credit term up to 90 days. Loans under trust receipts bear annual interest at the prevailing bank rates ranging as follows:

HKD currency	At HIBOR + 2% per annum
USD currency	At USD reference rate + 2.14% per annum

These banking facilities are secured by a legal charge over the property owned by the Company’s CEO and personally guaranteed by the Company’s CEO.

F-19

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS

As of September 30, 2024 and March 31, 2025, the Company did not draw on this credit facility.

NOTE 11－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated and combined financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2025, up to the date that the unaudited condensed consolidated and combined financial statements were available to be issued.

On June 5, 2025, the Company approved and adopted the 2025 Equity Incentive Plan (the “2025 Plan”) and became effective on June 9, 2025. The maximum number of ordinary shares issuable under the 2025 Plan was set at 4,390,000 ordinary shares. On June 13, 2025, the Company filed a Form S-8 registration statement with the U.S. Securities and Exchange Commission to register the shares available for issuance under the 2025 Plan.

On June 10, 2025, the Company consummated its initial public offering (the IPO”) of 1,750,000 ordinary shares at the offering price of US$4.00 per share. The aggregate net proceeds from the IPO, net of underwriting discount and offering expenses, were approximately $5.2 million. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JEM” on June 9, 2025.

On June 13, 2025, the Company issued 4,390,000 shares of Ordinary Shares at the current market price of US$3.85 per share to five consultants as compensation for marketing and business development services to be provided over a term of 12 months. The total value of the shares issued amounted to approximately US$17 million.

F-20